October 23, 2024

Tamir Poleg
Chief Executive Officer
The Real Brokerage Inc.
701 Brickell Avenue, 17th Floor
Miami, FL 33131

       Re: The Real Brokerage Inc.
           Registration Statement on Form F-3
           Filed October 16, 2024
           File No. 333-282687
Dear Tamir Poleg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David Boston, Esq.